Exhibit 99.5

GAS NATURAL SDG, S.A.

U.S. OFFER TO EXCHANGE

All Ordinary Shares, nominal share value €1.20 per share

(including Ordinary Shares Represented by American Depositary Shares)

held by U.S. holders

of

ENDESA, S.A.

(ISIN: ES0130670112)

Pursuant to the Prospectus, dated •, 2006

NOTICE TO FINANCIAL INTERMEDIARIES AND CUSTODIANS

WITH RESPECT TO THE U.S. OFFER

ENDESA AMERICAN DEPOSITARY SHARES (“ADS”) CANNOT BE TENDERED BY MEANS OF THE ENCLOSED U.S. FORM OF ACCEPTANCE. THESE INSTRUCTIONS AND TRANSMITTAL MATERIALS SHALL BE USED ONLY IF YOUR CLIENTS ARE RESIDENTS IN THE U.S. AND HOLD ENDESA, S.A. ORDINARY SHARES THROUGH A FINANCIAL INTERMEDIARY OR CUSTODIAN.

•, 2006

To Financial Intermediaries and Custodians:

On behalf of Gas Natural SDG, S.A. (“Gas Natural”), a Spanish sociedad anónima, we hereby inform financial intermediaries and custodians of Gas Natural’s offer to exchange: (a) each American depositary share (“ADS”) of Endesa, S.A. (“Endesa”), a Spanish sociedad anónima, for an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural and (b) for an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural, in each case upon the terms and subject to the conditions set forth in the prospectus, dated •, 2006 (the “prospectus”), and the related ADS letter of transmittal and U.S. form of acceptance (which, as amended or supplemented from time to time, constitute the “U.S. Offer”). Terms used in this document to the extent not defined herein shall have the same meaning as in the prospectus.

The U.S. Offer, which is open to all holders of Endesa ordinary shares who are located in the United States and to all holders of Endesa ADSs, wherever located, is being made separately from a Spanish offer (the “Spanish offer”), which is open to all holders of Endesa ordinary shares who are located in Spain and to holders of Endesa ordinary shares who are located outside of Spain if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer. Together, the U.S. Offer and the Spanish offer (collectively, the “Offers”) are being made for all issued and outstanding Endesa ordinary shares, including Endesa ordinary shares represented by Endesa ADSs. The Offers are being made on substantially similar terms and completion of the Offers is subject to the same conditions, which include, among others, that a minimum of 794,064,088 Endesa ordinary shares, representing 75% of Endesa ordinary shares, including those represented by ADSs, are tendered and not properly withdrawn prior to the expiration date. The U.S. offer is conditioned upon the completion of the Spanish offer, although the Spanish offer is not conditioned upon the completion of the U.S. offer.

1.    Endesa Securities Targeted by the U.S. Offer

Gas Natural is offering to acquire all of Endesa’s issued and outstanding ordinary shares, including Endesa shares represented by Endesa ADSs.

2.    Terms of the U.S. Offer

The U.S. Offer is an offer by Gas Natural to exchange:

•	For each Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural; and

•	For each Endesa ordinary share, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural.

Holders of Endesa ordinary shares are not required to make any election, in which case the undersigned shall automatically receive Gas Natural ordinary shares.

The U.S. Offer is being made for all outstanding Endesa ADSs and all Endesa ordinary shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act). Gas Natural will, upon the terms and subject to the conditions of the U.S. Offer, exchange the Endesa ADSs and Endesa ordinary shares validly tendered and not withdrawn before the expiration date of the U.S. Offer. The term “expiration date” means 11:00 a.m. New York City time (5:00 p.m. Madrid, Spain time), on •, 2006 or, if the U.S. Offer is extended, the latest time and date at which the U.S. Offer, as so extended by Gas Natural, will expire. Endesa security holders who want to exchange or tender their Endesa ordinary shares according to the proposed terms must submit the enclosed U.S. form of acceptance, signed by them.

Although Gas Natural intends to make the offer periods and settlement dates for the U.S. Offer and the Spanish offer the same, it is possible that the Spanish offer may be completed prior to the U.S. Offer due to requirements of applicable law. Under Spanish law, the maximum acceptance period that Gas Natural may propose for is two months, subject to certain exceptions. Under U.S. law, in the event that Gas Natural makes changes to the terms of the U.S. Offer, Gas Natural may be required to distribute additional offering materials and extend the acceptance period for the U.S. Offer. In the event that the acceptance period for U.S. Offer is extended beyond the expiration of the Spanish Offer, holders of Endesa securities participating in the U.S. Offer may receive payment after holders of Endesa securities participating in the Spanish Offer.

3.    Fractional Shares and ADSs

No fractional Gas Natural ordinary shares will be issued in connection with the U.S. Offer. In lieu of any fraction of a Gas Natural ordinary share that a holder would otherwise have been entitled to receive pursuant to the terms of the U.S. Offer, such holder will receive the U.S. dollar equivalent of an amount in cash equal to the product of that fraction and the average sale price per Gas Natural ordinary share, net of expenses, realized on the Automated Quotation System in Spain in the sale by an agent of the U.S. exchange agent of all the aggregated fractional Gas Natural ordinary shares that would have otherwise been issued in the U.S. Offer. No fractional Gas Natural ADSs will be issued in connection with the U.S. Offer. In lieu of any fraction of a Gas Natural ADS that a holder would otherwise have been entitled to receive pursuant to the terms of the U.S. Offer, such holder will receive an amount in U.S. dollars equal to the product of that fraction and the average sale price per Gas Natural ADS, net of expenses, realized on the New York Stock Exchange in the sale by the U.S. Exchange Agent of all the aggregated fractional Gas Natural ADSs that would have otherwise been issued in the U.S. Offer.

The sale of the aggregated fractional Gas Natural ordinary shares and aggregated fractional Gas Natural ADSs on the Automated Quotation System in Spain and the New York Stock Exchange, respectively, will occur within approximately 15 trading days following the expiration of the Offers. Thus, a holder will not know the exact amount of the cash payment you such holder will receive in lieu of any fractional Gas Natural ordinary share or fractional Gas Natural ADS at the time that the holder tenders the Endesa securities because this amount will depend on the trading prices of Gas Natural ordinary shares and Gas Natural ADSs, respectively, after the completion of the Offers. Payments of cash in lieu of any fractional Gas Natural ordinary share or fractional Gas Natural ADS that the holder would otherwise have been entitled to receive pursuant to the terms of the U.S. Offer will be paid as promptly as practicable. In no event will interest be paid on the cash to be received in lieu of any fraction of a Gas Natural ordinary share or any fraction of a Gas Natural ADS, regardless of any delay in making the payment.

4.    Conditions to the U.S. Offer

Gas Natural’s obligation to complete the U.S. Offer is subject to the following conditions:

•	a minimum of 794,064,088 Endesa ordinary shares, representing 75% of Endesa ordinary shares, including those represented by ADSs, are tendered;

•	modification of article 32 of Endesa’s by-laws removing all limitations or restrictions regarding the number of votes capable of being exercised by Endesa’s shareholders (individually or jointly) or companies belonging to the same group or individuals or companies controlled by those individuals so that each ordinary share is entitled to one vote, except the non-voting shares;

•	modification of articles 37 and 38 of Endesa’s by-laws removing the requirements regarding classes of directors and majority composition of Endesa’s Board of Directors;

•	modification of article 42 of Endesa’s by-laws so that no condition shall be required to be appointed as a member of Endesa’s Board of Directors or as a Managing Director, other than to the extent restricted under applicable law. Under Endesa’s current by-laws, the Board members cannot: (i) be over the age of 70 (66 years in the case of the managing directors); (ii) hold the capacity of representative, director or counsel of companies considered as competitors; (iii) combine the post of member of more than five Boards of other companies, excepting the Boards of those companies consolidated with Endesa, and (iv) benefit from the post of Board member to carry out any function, either directly or indirectly, within a company considered a customer, or that regularly provides goods and services to Endesa; and

•	the completion of the Spanish Offer.

The Spanish Offer is subject to the same conditions as the U.S. Offer. However, the Spanish Offer is not conditioned on the completion of the U.S. Offer. Thus, even if the U.S. Offer is not completed, Gas Natural may accept and pay for Endesa securities tendered in the Spanish Offer. Under Spanish law, Gas Natural may request that the Spanish Comisión Nacional del Mercado de Valores (“CNMV”) permit Gas Natural to terminate the Spanish Offer in the event of exceptional circumstances which make the Spanish Offer not possible and that are beyond the control of Gas Natural. Spanish law does not, however, include particular provisions that specify what constitutes “exceptional circumstances” which would justify the CNMV approving termination of the Spanish Offer.

Gas Natural may waive any of these conditions in its discretion, subject to applicable law and certain limitations set out in the acquisition facilities (the “Acquisition Facilities”) entered into with certain credit institutions in connection with the Offers. The Acquisition Facilities restrict Gas Natural from waiving (i) the condition that article 32 of Endesa’s by-laws be modified to remove the voting limitations therein unless Gas Natural has acquired more than 75% of Endesa’s share capital and (ii) the condition that a minimum of 75% of Endesa ordinary shares are tendered unless more than 50% of Endesa ordinary shares are tendered and article 32 of Endesa’s by-laws has been modified to remove the voting limitations therein. If Gas Natural waives the condition that Endesa’s by-laws be modified, Gas Natural could be prevented from taking full control of Endesa as a result of the existing voting limitations in article 32 of Endesa’s by-laws. These voting limitations may only be removed upon the vote of shareholders representing at least 50% of the share capital of Endesa. See “Part Two—Risk Factors—Even if we complete the Offers, we may not be able to obtain effective control of Endesa” in the prospectus.

5.    Centralization of the Orders

You will notify the U.S. exchange agent of the number of Endesa securities for which you received tender Offers and deliver the corresponding securities to the U.S. Exchange Agent’s account at its Spanish custodian bank, Banco Santander Central Hispano (the “Custodian”). Model forms of acceptance to be used by holders of Endesa securities in accepting the U.S. Offer and tendering Endesa securities are attached hereto.

6.    Results of the Offers

Gas Natural will be deemed to have accepted for exchange all validly tendered and not withdrawn Endesa securities at the expiration, subject only to the conditions to completion of the Offers. The Spanish Comisión Nacional del Mercado de Valores (“CNMV”) will issue a press release announcing the results of the Offers within approximately five business days after the expiration date of the Offers. On the day that the CNMV issues this press release, the Company will file an English translation via the EDGAR system of the U.S. Securities and Exchange Commission as an amendment to its Schedule TO.

The Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) validly tendered and not withdrawn will be recorded at Iberclear (the institution which manages the Spanish clearance and settlement system of the Spanish Stock Exchanges and maintains the central share registry for all listed companies) in favor of Gas Natural. Following expiration of the Offers, Iberclear will block these securities and issue a certificate evidencing such blockage. The Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) so blocked will be deemed delivered for the purposes of Gas Natural’s share capital increase issuing the new Gas Natural ordinary shares. Gas Natural’s Board of Directors will adopt a resolution declaring that Gas Natural’s share capital increase has been completed and subscribed by the in-kind contribution of the Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) accepted in the Offers. This resolution must be registered with the Commercial Registry of Barcelona. Upon registration of the share capital increase with the Commercial Registry, the new Gas Natural ordinary shares will be recorded at Iberclear in favor of the holders of Endesa securities who have accepted the Offers and title to such Endesa securities will transfer to Gas Natural. Gas Natural will apply for its new ordinary shares to be listed on the four Spanish Stock Exchanges and its new ADSs to be listed on the New York Stock Exchange. Assuming the conditions to the U.S. Offer have been satisfied and after receipt by the depositary (or its local custodian) for Gas Natural’s ADS program of the shares underlying the Gas Natural ADSs, Gas Natural will cause the ADSs representing the Gas Natural ordinary shares to be delivered in settlement of the U.S. Offer within approximately 15 business days after the expiration date.

7.    Payment of Dividends

The consideration offered in exchange for each Endesa ordinary share or ADS will not be reduced as a result of the complementary dividend from Endesa’s 2005 results proposed by the board of directors of Endesa of €2.095 per share, provided that the registration with the Commercial Registry of Barcelona of the new ordinary shares to be issued in the capital increase of Gas Natural in connection with the offers takes place before the payment date of such dividend. However, the undersigned further acknowledges that, in the event that the payment of this dividend takes place before the registration with the Commercial Registry of Barcelona of the new Gas Natural ordinary shares, the cash consideration offered in exchange for each Endesa ordinary share or ADS will be reduced as follows: (i) if the payment of the dividend takes place before the announced date of payment of July 3, 2006, the cash consideration will be reduced by an amount equal to the gross value of the €2.095 per share dividend; and (ii) if the payment of the dividend takes place on or after the announced date of payment of July 3, 2006, the consideration will be reduced by an amount equal to the gross value of the excess of such dividend which does not comply with Endesa’s dividend policy as filed with the CNMV on July 7, 2005, which is €1.357 per share. See “Part Five —The Exchange —Consideration Offered after Payment of Dividends” in the Prospectus.

8.    Tax Regime Governing the U.S. Offer

Please refer to “Part Five — The Exchange — Material Income Tax Consequences” in the prospectus for a discussion of the tax implications of the U.S. Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:00 A.M. NEW YORK CITY TIME (5:00 P.M. MADRID, SPAIN, TIME), ON •, 2006, UNLESS THE U.S. OFFER IS EXTENDED. YOU SHOULD FORWARD A COPY OF THE PROSPECTUS TO YOUR U.S. CLIENTS ONLY.

Any inquiries you have with respect to the U.S. Offer should be addressed to Georgeson Shareholder Communications, Inc, the information agent, at (888) 206-0860 (banks and brokers (212) 440-9800).

Requests for additional copies of the enclosed materials may be directed to the information agent.

Very truly yours,

UBS SECURITIES LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF GAS NATURAL, THE DEALER MANAGER, THE INFORMATION AGENT OR THE U.S. EXCHANGE AGENT, OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE U.S. OFFER NOT CONTAINED IN THE PROSPECTUS OR THE U.S. FORM OF ACCEPTANCE.

The Information Agent for the U.S. Offer is:

17 State Street, 10th Floor

New York, NY 10004

Toll Free (888) 206-0860

Banks and Brokers (212) 440-9800

The Dealer-Manager for the U.S. offer is:

299 Park Avenue, 39th Floor

New York, NY 10171

Toll Free (877) 237-5947

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